DAVIS POLK & WARDWELL

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05009247

June 22, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 22 2005
WASH, D.C. 190 SECTION

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. • Communication of a material fact that was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV), regarding the agreements adopted at the Ordinary General Shareholders' Meeting of June 21, 2005.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford /mep

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

English Summary for Fomento de Construcciones y Contratas, S.A.

– Communication of a material fact that was furnished to the *Comisión Nacional del Mercado de Valores* (CNMV), regarding the agreements adopted at the Ordinary General Shareholders' Meeting of June 21, 2005.


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005
WASH., D.C. 190 SECTION


RECEIVED
JUN 22 2005
190
SEC MAIL PROCESSING SECTION
WASH, D.C.

HECHO RELEVANTE

ACUERDOS ADOPTADOS EN LA JUNTA GENERAL ORDINARIA DEL DÍA 21 DE JUNIO DE 2005

La Junta General Ordinaria de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), celebrada en primera convocatoria en Barcelona, el día 21 de junio de 2005, ha adoptado, por mayoría, los siguientes acuerdos:

1. Aprobar el Balance, Cuenta de Pérdidas y Ganancias, Memoria e Informe de Gestión, correspondientes al ejercicio de 2004 de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. así como los de su Grupo Consolidado. Estos documentos han sido verificados por el Auditor de Cuentas de la Sociedad.

   Aprobar la gestión del Consejo de Administración de la sociedad durante el ejercicio económico de 2004.

2. Aprobar la siguiente propuesta de aplicación del resultado del ejercicio 2004 de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., que asciende a un beneficio de 196.627.787,05 euros, formulada por el Consejo de Administración:

   - El Consejo de Administración celebrado el 22 de diciembre de 2004 acordó el reparto de un dividendo a cuenta de los resultados de 2004 a razón de 0,680 euros brutos para cada una de las acciones que tuvieran derechos económicos en el momento de su abono. Tales acciones ascendieron a 130.133.161, siendo, en consecuencia, el total dividendo a cuenta distribuido de 88.490.549,48 euros.

   - Satisfacer un dividendo complementario de 0,680 euros por cada una de las acciones que tengan derechos económicos en el momento de su abono.

     Al importe antes indicado se le practicará, en su caso, una retención de 0,102 euros por título (15% sobre el importe bruto del dividendo complementario), a cuenta del Impuesto sobre la Renta de las Personas Físicas o del Impuesto sobre Sociedades, resultando un dividendo complementario neto de 0,578 euros por acción.

   - Se destinará a reservas voluntarias la cifra que resulte de deducir del total de los beneficios obtenidos el dividendo a cuenta así como el dividendo complementario a que antes se ha hecho referencia.

     El dividendo complementario será satisfecho el próximo día 4 de julio a través de las entidades bancarias siguientes: Banco Bilbao Vizcaya Argentaria (BBVA), Banco Santander Central Hispano (SCH), Caja de Ahorros y Monte de Piedad de Madrid (Cajamadrid), Caja de Ahorros y Pensiones de Barcelona (La Caixa) y Bancoval.

   - Asimismo, de acuerdo con el artículo 36 de los Estatutos Sociales, aprobar la retribución del Consejo de Administración de la Sociedad, correspondiente al ejercicio 2004, que asciende a 1.548.117,00 euros, cifra equivalente al 0,4 % del

resultado de las cuentas anuales consolidadas atribuido a Fomento de Construcciones y Contratas, S.A.

3. De conformidad con el Informe de los administradores, que ha estado a disposición de los accionistas desde la convocatoria de la junta general, se ha aprobado la siguiente nueva redacción de los artículos 2º (Objeto social), 18º (Legitimación para asistir a la Junta), 29º (Requisitos y duración del cargo.), 32º (Deliberaciones. Acuerdos. Actas del Consejo), 35º (Comisión Ejecutiva y Consejero Delegado), 36º (Funcionamiento de la Comisión Ejecutiva, de nueva creación), 37º y 38º (Comité de Auditoría) de los Estatutos Sociales y 39º (Del Consejo Asesor):

Artículo 2.- Objeto social

Constituye el objeto de la Sociedad:

1) La construcción, ejecución y mantenimiento de obras de carácter público y privado, así como la explotación de todo tipo de infraestructuras.
2) La prestación de servicios de saneamiento, limpieza, gestión, mantenimiento y reparación de edificios, obras, infraestructuras, buques, aeronaves y, en general, todo tipo de instalaciones, públicas o privadas. La prestación de todo tipo de servicios cuya titularidad corresponda a las Administraciones Públicas, incluyendo la realización de cualquier tarea de colaboración inherente a la gestión recaudadora de cualquiera de dichas Administraciones, que no implique ejercicio de autoridad ni custodia de fondos públicos.
3) El diseño, investigación, desarrollo, explotación, mantenimiento y comercialización de plantas e instalaciones de tratamiento y depuración de aguas. Aprovechamiento, transformación y comercialización de toda clase de aguas.
4) La gestión de residuos y suelos contaminados así como cualquier actividad de asesoramiento, investigación o consultoría vinculado a los mismos. El diseño, investigación, desarrollo, explotación, mantenimiento y comercialización de plantas e instalaciones de reutilización, reciclado, recuperación, valorización, eliminación, almacenamiento o estación de transferencia de residuos o suelos contaminados, así como la compraventa tanto de los subproductos que se originen en dichos tratamientos como de todo tipo de residuos.
5) El establecimiento y explotación de fábricas de cemento, cal, yeso y prefabricados derivados de estos materiales, así como la industria del hormigón y la creación y explotación de cuantas industrias se relacionen con los mencionados productos. La investigación y aprovechamiento de yacimientos minerales así como la adquisición, uso y disfrute de permisos, concesiones y demás derechos e intereses mineros; la industrialización y comercialización de los productos mineros derivados de aquellos derechos.
6) La promoción y venta de solares, terrenos, conjuntos residenciales, urbanizaciones, locales comerciales, oficinas y, en general, todo tipo de inmuebles. La explotación de tales inmuebles mediante arriendo, o en cualquier otra forma que no implique la transmisión de su propiedad, y la prestación de servicios de estudio, asesoramiento, administración y gestión para terceros propietarios de los mismos.
7) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación en arrendamiento o en cualquier otra forma de centros comerciales.
8) El diseño, fabricación, control de calidad, compra, venta, suministro, importación, exportación, alquiler, mantenimiento, reparación, distribución, representación y explotación, incluso publicitaria, de mobiliario y equipamiento urbano, entendido en su más amplia acepción, así como elementos de señalización, tanto en poblaciones como en vías interurbanas de comunicación, así como de maquinaria y sus componentes, herramientas, vehículos, instalaciones, materiales y equipos.

9) La creación, diseño, compra, venta, explotación y cesión, en cualquier forma, de patentes, modelos, marcas, licencias y demás modalidades de la propiedad industrial o intelectual.
10) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de centros residenciales geriátricos.
11) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de negocios relacionados con el sector alimentario.
12) La prestación de servicios técnicos de ingeniería, incluidos proyectos, estudios e informes, así como la realización de estudios de pre-inversión, controles de calidad, auditorías internas y explotación electrónica de datos.
13) El diseño, fabricación, instalación, montaje, compra, venta, suministro, importación, exportación, alquiler, mantenimiento, distribución, representación y explotación de servicios y sistemas eléctricos, electrónicos, informáticos y de telecomunicación, así como el diseño, investigación, desarrollo y comercialización de productos relacionados con dichos servicios.
14) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de negocios relacionados con el sector energético.
15) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de servicios de transportes de pasajeros y mercancías, incluyendo los servicios de transporte sanitario de enfermos en vehículos especialmente acondicionados al efecto, de centrales de transporte de cualquier tipo, aeropuertos y estaciones portuarias así como toda clase de servicios a las Compañías prestadoras de transportes. Gestión, explotación y mantenimiento de cualquier tipo de aparcamientos, así como el servicio de retirada y depósito de vehículos.
16) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de negocios relacionados con los servicios de logística.
17) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de negocios relacionados con turismo y ocio.
18) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de cementerios y tanatorios.
19) El estudio, proyecto, adquisición, cesión, enajenación, promoción, asesoramiento, administración, gestión o explotación de negocios relacionados con los servicios financieros.
20) La participación en otras sociedades y empresas, nacionales o extranjeras, mediante la suscripción, adquisición, negociación y tenencia de acciones, participaciones y cualesquiera otros títulos, ya sean de renta fija o variables. En ningún caso la sociedad realizará las actividades propias de las sociedades e instituciones de inversión colectiva, reguladas por la Ley 35/2003 de 4 de noviembre, de instituciones de inversión colectiva.

La Sociedad podrá realizar todas las actividades indicadas, por sí misma, tanto en España como en el extranjero o participando en otras sociedades, nacionales o extranjeras, de objeto idéntico o análogo. Dicha participación comprenderá tanto la suscripción, compra o adquisición, por cualquier medio válido en Derecho, de títulos o valores mercantiles que confieran una participación en el capital social o en los beneficios de dichas sociedades, como toda modalidad de asociación entre empresas.

Quedan excluidas todas aquellas actividades para cuyo ejercicio la Ley exija requisitos especiales que no queden cumplidos por esta Sociedad.

Artículo 18. Legitimación para asistir a la Junta.

Tienen derecho de asistencia a las Juntas Generales los accionistas titulares de dos mil o más acciones, incluidas las que no tienen derecho a voto, cuya titularidad aparezca inscrita en el correspondiente registro contable de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta y así lo acrediten mediante la exhibición, en el domicilio social o en las entidades que se indiquen en la convocatoria, del correspondiente certificado de legitimación.

Los titulares de acciones en número inferior de dos mil podrán agruparse, a los efectos de concurrir a la Junta, confiriendo la representación a uno de ellos.

También podrán asistir a las Juntas Generales, cuando fuesen requeridos para ello, los Directores, Gerentes, Técnicos y demás personas que tengan interés en la buena marcha de los asuntos sociales. Los Administradores de la Sociedad estarán obligados a asistir. En todo lo no establecido en el presente artículo, respecto a la legitimación para asistir a la Junta, se estará a lo dispuesto en la Ley de Sociedades Anónimas.

Artículo 29. Requisitos y duración del cargo.

Para ser consejero no será preciso ostentar la cualidad de accionista y podrán serlo tanto las personas físicas como las personas jurídicas pero, en este último caso, la persona jurídica nombrada deberá designar una persona física como representante suyo para el ejercicio de las funciones propias del cargo.

No podrán ser consejeros quienes se hallen incursos en causa legal de incapacidad o incompatibilidad, especialmente las de altos cargos determinadas por la Ley 12/1995, de 11 de mayo y 53/1984, de 26 de diciembre y demás que puedan establecerse en el futuro.

Los consejeros ejercerán su cargo durante el plazo de cinco (5) años, pero podrán ser indefinidamente reelegidos, una o más veces, por períodos de igual duración.

Artículo 32. Deliberaciones. Acuerdos. Actas del Consejo

Las deliberaciones serán presididas por el Presidente del Consejo, en su defecto, por el Vicepresidente que por su orden corresponda, y a falta de ellos, por el consejero de mayor edad.

El Presidente de la reunión estará asistido por el Secretario y , a falta de éste por el Vicesecretario, y si éste también faltara, asumirá el cargo un consejero designado por el propio Consejo.

El Presidente concederá la palabra a los consejeros que así lo soliciten hasta que considere que el asunto ha sido suficientemente debatido, en cuyo caso lo someterá a votación.

Los acuerdos se adoptarán por mayoria absoluta de los consejeros, con excepción de la delegación permanente de todas o algunas de las facultades legalmente delegables del Consejo de Administración en la Comisión Ejecutiva, en el Presidente o en los Consejeros Delegados y la designación de los consejeros que hayan de ocupar tales cargos, que requerirán para su validez el voto favorable de las dos terceras partes de los componentes del Consejo.

A iniciativa del Presidente, el Consejo de Administración podrá adoptar acuerdos por escrito y sin sesión, cuando ningún consejero se oponga a este procedimiento.

Cuando se siga este procedimiento de votación, el Secretario del Consejo de Administración dejará constancia en acta de los acuerdos adoptados, expresando el nombre de los consejeros y el sistema seguido para formar la voluntad del Consejo, con indicación del voto emitido por cada consejero. En este caso, se considerará que los acuerdos han sido adoptados en el lugar del domicilio social y en la fecha de recepción del último de los votos emitidos.

Se expresará, además, que ningún miembro del Consejo de Administración se ha opuesto a este procedimiento.

El voto por escrito, deberá remitirse dentro del plazo de diez días, a contar desde la fecha en que se reciba la solicitud de emisión del voto, careciendo de valor en caso contrario.

Transcurrido el plazo para la emisión de voto, el Secretario notificará a los consejeros el resultado de la votación, o la imposibilidad de utilizar este procedimiento de votación por haberse opuesto al mismo algún consejero.

Las discusiones y acuerdos del Consejo se harán constar en actas, que serán firmadas por el Presidente y el Secretario o por quienes les hubieran sustituido.

Las actas deberán ser aprobadas por el propio Consejo al final de la reunión o en la siguiente.

Las certificaciones de las actas de los acuerdos del Consejo serán expedidas por el Secretario o, en su caso, por el Vicesecretario, aunque no fueren consejeros, con el visto bueno del Presidente o, en su caso, del Vicepresidente.

Artículo 35.- Comisión Ejecutiva y Consejero Delegado

El Consejo de Administración podrá designar, de su seno, una Comisión Ejecutiva y Consejeros Delegados, y delegar permanentemente, en el Presidente, en aquella y en éstos, la totalidad o parte de sus facultades delegables, sin perjuicio de los apoderamientos que pueda conferir a cualquier persona.

En ningún caso podrán ser objeto de delegación las siguientes facultades: rendición de cuentas y la presentación de Balances a la Junta General, y las facultades que la Junta conceda al Consejo, salvo que fuese expresamente autorizado para ello.

No se podrá delegar, sino en la Comisión Ejecutiva, las siguientes facultades: la convocatoria de Junta y fijación del Orden del Día, la aprobación de dividendos a cuenta y la supervisión de los órganos delegados.

La designación de la Comisión Ejecutiva, así como de los Consejeros Delegados y sus facultades, deberán inscribirse en el Registro Mercantil.

Para que el Consejo pueda proceder a los nombramientos y delegación de facultades previstos en el presente artículo, deberá acordarlo con el voto favorable de los dos tercios de los componentes del Consejo que, excepcionalmente, establece el Artículo 32 de estos Estatutos. La revocación podrá efectuarse por acuerdo de la mayoría de los miembros del Consejo.

Artículo 36.- Funcionamiento de la Comisión Ejecutiva

El Consejo de Administración, en el momento de crear la Comisión Ejecutiva, determinará sus facultades y designará los Administradores que han de integrarla.

La Comisión Ejecutiva será convocada por su Presidente, o por propia iniciativa, o cuando lo soliciten dos de sus miembros, mediante carta, telegrama o telefax, dirigido a

cada uno de sus miembros con una antelación mínima de 48 horas a la fecha de la reunión.

Las reuniones se celebrarán en el domicilio de la Sociedad o en cualquier lugar designado por el Presidente e indicado en la convocatoria.

Para la válida constitución de la Comisión Ejecutiva se requiere que concurran a la reunión, presentes o representados, la mayoría de sus miembros.

Los ausentes podrán hacerse representar por otro miembro de la Comisión Ejecutiva, mediante escrito dirigido al Presidente de la misma.

Las deliberaciones serán dirigidas por el Presidente y si éste faltara por el miembro que elijan, por mayoría, los asistentes a la reunión.

El Presidente concederá la palabra a los asistentes que así lo soliciten.

Los acuerdos se adoptarán por mayoría absoluta de los miembros de la Comisión.

En caso de empate, se someterá el asunto al Consejo de Administración para lo cual los miembros de la Comisión Ejecutiva solicitarán su convocatoria de conformidad con lo dispuesto en el art. 30 de estos Estatutos, salvo que ya estuviera convocada una reunión de dicho órgano para dentro de los treinta días naturales siguientes, en cuyo supuesto la Comisión solicitará al Presidente del Consejo la inclusión dentro del orden del día de tal reunión de los puntos sobre los que hubiera existido tal empate.

Artículo 37. Retribución
Se renumera por la inclusión del nuevo artículo 36.

Sección 3ª. Del Comité de Auditoría y Control

Artículo. 38. Del Comité de Auditoría y Control

La Sociedad tendrá un Comité de Auditoría y Control, compuesto por cinco Consejeros, nombrados por el Consejo de Administración por un período no superior al de su mandato como Consejeros y sin perjuicio de poder ser reelegidos indefinidamente, en la medida en que también lo fueran como Consejeros. La mayoría de los miembros del Comité tendrán que reunir la condición de Consejeros no ejecutivos.

El Comité elegirá de entre sus miembros no ejecutivos un Presidente, pudiendo elegir, además, un Vicepresidente. La duración de estos cargos no podrá exceder de cuatro años ni de la de sus mandatos como miembros del Comité, pudiendo ser reelegidos una vez transcurrido al menos un año desde su cese.

Actuará como Secretario, y en su caso Vicesecretario, la persona que, sin precisar la cualidad de Consejero, designe el Comité.

Los miembros del Comité podrán ser asistidos en sus sesiones por las personas que, con la cualidad de asesores y hasta un máximo de dos por cada uno de dichos miembros, consideren éstos conveniente. Tales asesores asistirán a las reuniones con voz pero sin voto.

Artículo 39. Competencias

Constituye función primordial del Comité de Auditoría y Control la de servir de apoyo al Consejo de Administración en sus cometidos de vigilancia, mediante la revisión periódica del proceso de elaboración de la información económico-financiera, de sus controles internos y de la independencia del Auditor externo.

En particular, a título enunciativo, corresponde al Comité de Auditoría y Control:

- Informar en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.
- Proponer al Consejo de Administración, para su sometimiento por éste a la Junta General de Accionistas, el nombramiento de los Auditores de cuentas externos a que se refiere el artículo 204 del texto refundido de la Ley de Sociedades Anónimas, aprobado por Real Decreto Legislativo 1564/1989, de 22 de diciembre.
- La supervisión de los servicios de auditoría interna de la sociedad.
- Tener conocimiento del proceso de información financiera y de los sistemas de control interno de la sociedad.
- Pedir y recibir información de los Auditores externos sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos así como sobre cualesquiera otras cuestiones relacionadas con el proceso de desarrollo de la auditoría de cuentas y en relación con cuantas comunicaciones prevean la legislación de auditoría de cuentas y las normas técnicas de auditoría.

Artículo 40.- Del Consejo Asesor

El Consejo de Administración podrá designar un Consejo Asesor que estará compuesto por un mínimo de tres y un máximo de nueve miembros.

Corresponde, asimismo, al Consejo de Administración el nombramiento y cese de las personas que, en cada momento puedan pertenecer a dicho Consejo Asesor.

El Consejo Asesor es un órgano consultivo de la Sociedad y tendrá como misión asesorar a la Junta General, Consejo de Administración, Comisiones Delegadas, Consejeros Delegados y Dirección de la Sociedad.

Será de aplicación a los miembros del Consejo Asesor el mismo régimen de deberes de diligencia, confidencialidad, no competencia, conflicto de intereses y oportunidades de negocio, que afectan a los Consejeros de la Sociedad.

El Consejo Asesor elegirá de entre sus miembros un Presidente que presidirá las reuniones, las convocará a propia iniciativa o de cualquiera de sus miembros, y certificará sus informes.

El Consejo Asesor tendrá como misión:

a) Someter propuestas a los órganos que asesora en las esferas de sus respectivas competencias.

b)Informar a la sociedad sobre la imagen que la misma ofrece en el sector, en la comunidad de negocios o en la sociedad.

c)Estudiar e informar los temas que se le sometan por los órganos a quienes asesora.

d)Informar sobre posibilidades de nuevos negocios o actividades, tanto en España como en el Extranjero, así como de las modificaciones que considere más conducentes a una mayor estabilidad, desarrollo y rentabilidad de la Sociedad.

Como consecuencia de la inclusión del nuevo artículo 36, la numeración de los artículos 40 a 47 se modifica por la de 41 a 48.

4. Modificar la redacción de los artículos 9 (Derecho y deber de asistencia), 10 (Mesa de la Junta General) y 14 (Información) del Reglamento de la Junta General de Fomento de Construcciones y Contratas, S.A., por la que figura en el siguiente texto, que ha estado a disposición de todos los accionistas desde la publicación de la convocatoria de la junta:

Artículo 9. Derecho y deber de asistencia

1. Tienen derecho de asistir a la Junta General todos los accionistas que sean titulares de, al menos, dos mil acciones inscritas a su nombre en el registro de anotaciones en cuenta correspondiente con cinco días de antelación, a aquél en que haya de celebrarse la Junta.

   Los tenedores de menos de dos mil acciones tendrán derecho a agruparse hasta reunir esa cifra como mínimo, a los efectos de su asistencia y votación en las Juntas, debiendo recaer la representación de estas agrupaciones en uno cualquiera de los accionistas agrupados. La agrupación deberá acreditarse mediante escrito firmado por todos los accionistas interesados, con carácter especial por cada Junta. De no hacerlo así, cualquiera de ellos podrá conferir su representación en la Junta a favor de otro accionista con derecho de asistencia y que pueda ostentarla con arreglo a la Ley y a los Estatutos, agrupando así sus acciones con las de éste.

2. Los miembros del Consejo de Administración estarán obligados a asistir a las Juntas Generales. Asimismo podrán asistir a la Junta, cuando fuesen requeridos para ello, los Directores, Gerentes, Técnicos y demás personas que, a juicio del Consejo de Administración, tengan interés en la buena marcha de los asuntos sociales y cuya intervención en la Junta pueda, si fuera precisa, resultar útil para la Sociedad. El Presidente de la Junta General podrá autorizar la asistencia de cualquier otra persona que juzgue conveniente, sin perjuicio de la facultad de la Junta de revocar dicha autorización.

Artículo 10. Mesa de la Junta General

1. La Mesa de la Junta General estará compuesta por su Presidente y su Secretario.

2. La Junta General será presidida por el Presidente y, en su defecto, por los Vicepresidentes del Consejo de Administración por su orden, estableciéndose, si éste no estuviera predeterminado, en función de la mayor antigüedad en el cargo de Consejero de la sociedad. A falta también de Vicepresidentes presidirá la Junta el consejero de mayor edad.

3. Corresponde a la Presidencia:

   a) Dirigir la reunión de forma que se efectúen las deliberaciones conforme al orden del día.

   b) Resolver las dudas que se susciten sobre la lista de accionistas y sobre el contenido del orden del día.

   c) Conceder el uso de la palabra a los accionistas que lo hayan solicitado antes de la Junta por escrito y después a los que lo soliciten verbalmente o por escrito en el acto de la Junta, hasta que considere que un determinado asunto está suficientemente debatido o que se dificulta la marcha de la reunión.

   d) Indicar cuándo se ha de efectuar la votación de los acuerdos y proclamar los resultados de las votaciones.

   e) En general, ejercitar todas las facultades que sean necesarias para la mejor ordenación del desarrollo de la reunión, incluyendo la interpretación de lo previsto en este Reglamento.

   En el desempeño de sus funciones el Presidente de la Junta actuará asistido por el Secretario.

4. Actuará como Secretario de la Junta General, el Secretario y, en su defecto, el Vicesecretario, del Consejo de Administración. Faltando a la Junta ambos cargos desempeñará esta función la persona que designen los accionistas, conforme a lo dispuesto en el párrafo segundo del artículo 21 de los Estatutos sociales.

5. Si, por cualquier causa, durante la celebración de la Junta General hubieran de ausentarse de la reunión los que estuviesen actuando de Presidente o de Secretario la sustitución en el ejercicio de sus funciones procederá conforme a lo previsto en los apartados 2 y 4 anteriores.

Artículo 14. Información

1. Los Administradores estarán obligados a proporcionar la información solicitada por los accionistas, salvo que concurra alguna de las circunstancias previstas en el artículo 7.4 del presente Reglamento o que la información solicitada no se encuentre disponible en el propio acto de la Junta. En este caso, la información se facilitará por escrito dentro de los siete días siguientes al de terminación de la Junta, a cuyo efecto el accionista indicará el domicilio o la dirección donde hacerle llegar la información.

2. La información o aclaración solicitada será facilitada por el Presidente o, en su caso y por indicación de éste, por el Consejero Delegado, por el Presidente del Comité de Auditoría, el Secretario, un Administrador o, si resultare conveniente, cualquier empleado o experto en la materia que estuviere presente, de acuerdo con el artículo 9.2 de este Reglamento.

5. Ratificar los nombramientos de consejeros que efectuó el Consejo de Administración por el procedimiento de cooptación, en sus reuniones de:

- 15 de septiembre de 2004 en favor de :
  - Cartera Deva, S.A. (consejero dominical)
  - D. Fernando Falcó y Fernández de Córdova (consejero dominical)
  - D. Felipe Bernabé García Pérez (consejero ejecutivo)
  - Ibersuizas Alfa, S.L. (consejero dominical)
  - Ibersuizas Holdings, S.L. (consejero dominical)
  - D. Robert Peugeot (consejero dominical)

- 26 de octubre de 2004 a favor de:
  - Dominum Dirección y Gestión, S.A. (consejero dominical)

- 13 de enero de 2005 en favor de:
  - Larranza XXI, S.L. (consejero dominical)

- 30 de marzo de 2005 a favor de:
  - D. Antonio Pérez Colmenero (consejero ejecutivo)

cuyos mandatos finalizan legalmente en el día de hoy

A fin de cubrir las vacantes producidas en el Consejo, según se indica en el párrafo anterior, así como a fin de cubrir las otras tres vacantes que se producen al vencer también en el día de hoy los mandatos de los hasta ahora Consejeros D. Marcelino Oreja Aguirre, D. Gonzalo Anés Alvarez-Castrillón y D. Juan Castells Masana, previa propuesta de la Comisión de Nombramientos y Retribuciones:

Reelegir como miembros del Consejo de Administración, con el carácter que, en cada caso se indica, con efectos desde la fecha de la presente Junta y por un periodo de cinco años a:

- D. Gonzalo Anés Álvarez- Castrillón (consejero independiente)
- D. Juan Castells Masana (consejero dominical)

- D. Marcelino Oreja Aguirre (consejero dominical)
- Cartera Deva, S.A. (consejero dominical)
- D. Fernando Falcó y Fernández de Córdova (consejero dominical)
- Dominum Dirección y Gestión, S.A. (consejero dominical)
- Ibersuizas Alfa, S.L. (consejero dominical)
- Ibersuizas Holdings, S.L. (consejero dominical)
- D. Robert Peugeot (consejero dominical)
- Larranza XXI, S.L. (consejero dominical)
- D. Felipe Bernabé García Pérez (consejero ejecutivo)
- D. Antonio Pérez Colmenero (consejero ejecutivo)

6. Autorizar al Consejo de Administración, de conformidad con el informe elaborado al efecto por los Administradores que ha estado a disposición de los señores accionistas, para acordar, en una o varias veces y dentro del plazo de cinco años contados a partir del presente acuerdo, el aumento del capital social, en la fecha y en la cuantía que el Consejo decida, sin previa consulta a la Junta General.

Dichos aumentos de capital, no podrán exceder en conjunto de la cifra de SESENTA CINCO MILLONES DOSCIENTOS OCHENTA Y TRES MIL SETECIENTOS CUARENTA Y UN EUROS (65.283.741 €), es decir, la mitad del capital social existente en la actualidad, y deberán realizarse mediante aportaciones dinerarias y la emisión de acciones ordinarias o acciones sin voto, con prima o sin ella.

Queda facultado el Consejo para fijar en cada ampliación que se realice conforme a esta delegación el importe de la prima de emisión en cada caso y, en general, las condiciones de la ampliación, todas ellas con sujeción a lo establecido en el artículo 153.1 b) de la Ley de Sociedades Anónimas.

La presente delegación subsistirá en sus propios términos mientras no haya expirado el plazo fijado o haya sido dejada sin efecto por acuerdo de la Junta General de Accionistas, aunque cambien los Administradores y aunque la Junta acuerde, con posterioridad a la delegación, uno o varios aumentos del capital social.

La autorización concedida al Consejo en el presente acuerdo, no podrá ser delegada por éste en la Comisión Ejecutiva.

Queda sin efecto la autorización para aumentar el capital social conferida al Consejo, al amparo del artículo 153.1 b) de la Ley de Sociedades Anónimas, por acuerdo de la Junta General de la Sociedad celebrada el 28 de junio de 2002.

7. De conformidad con el informe elaborado al efecto por los Administradores que, de acuerdo con lo indicado en la convocatoria de la Junta, ha estado a disposición de los señores accionistas, delegar en el Consejo de Administración la facultad de crear y *emitir en una o varias veces, en el momento que estime más conveniente para los* intereses sociales y siempre dentro del plazo de cinco años a contar del día de hoy, obligaciones, bonos u otros títulos de renta fija de cualquier clase, salvo los convertibles en acciones, que reconozcan o creen una deuda, hasta un importe que no supere, junto con el de anteriores emisiones aún en vigor, una cifra equivalente a la de los fondos propios de la Sociedad en el momento de la emisión, bien sean simples, hipotecarios o de ambas clases, pero sin que en ningún caso el total emitido exceda del importe máximo autorizado.

El Consejo de Administración queda facultado para establecer las condiciones de la emisión o emisiones y, en especial, para determinar los tipos de emisión y de interés; fechas, formas y demás circunstancias de las amortizaciones; fechas de pago de los intereses; persona o personas que hayan de actuar como Comisario o Comisarios de la emisión o emisiones; reglas por las que se haya de regir el Sindicato o Sindicatos de Obligacionistas que se constituyan, tanto internamente como en sus relaciones con la

sociedad emisora, e igualmente para garantizar la emisión o emisiones en cualquiera de las formas previstas en el art. 284 de la Ley de Sociedades Anónimas, con facultad expresa por lo que a la garantía hipotecaria se refiere, de constituir tales hipotecas sobre las fincas o bienes hipotecados, todo ello en los términos y bajo las condiciones de su libre determinación y, asimismo, para reducir dichas responsabilidades hipotecarias y cancelar parcial o totalmente la hipoteca o hipotecas que se constituyan, de conformidad con los arts. 156 de la Ley Hipotecaria y 211 de su Reglamento y demás que sean de aplicación, o de aquellas otras disposiciones legales que, asimismo, puedan ser de aplicación, en y para los supuestos de que no quede totalmente suscrito y cubierto el total importe de la emisión de que se trate y de amortización de la misma.

La Sociedad podrá solicitar la admisión a negociación en mercados secundarios oficiales o no oficiales, organizados o no, nacionales o extranjeros, de las obligaciones, bonos y otros valores que se emitan en virtud de esta delegación, facultando al Consejo para la realización de los trámites y actuaciones necesarios para la admisión a cotización ante los organismos competentes de los distintos mercados de valores nacionales o extranjero.

La autorización concedida al Consejo en el presente acuerdo, podrá ser delegada por éste en la Comisión Ejecutiva.

8. Autorizar a FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., así como a las sociedades de su Grupo en las que concurra cualquiera de las circunstancias del artículo 42, párrafos 1 y 2, del Código de Comercio, la adquisición derivativa de acciones propias, mediante su compra en cualquiera de las Bolsas de Valores en que se encuentren admitidas a cotización, al precio que resulte de su cotización bursátil el día de la adquisición, debiendo estar comprendido entre los valores máximo y mínimo que a continuación se detallan:

- Como valor máximo, el que resulte de incrementar en un 10 por ciento la cotización máxima de los 3 meses anteriores al momento en que tenga lugar la adquisición.
- Como valor mínimo, el que resulte de deducir un 10 por ciento a la cotización mínima, también de los 3 meses anteriores al momento en que tenga lugar la adquisición.

En virtud de la presente autorización el Consejo, la Comisión Ejecutiva y el Consejero Delegado, indistintamente, podrán adquirir acciones propias siempre que en el momento de cada adquisición no se supere, incluida esta adquisición, el 5% del capital social, en los términos contenidos en el art. 75.2 del Texto Refundido de la Ley de Sociedades Anónimas.

El plazo de duración de esta autorización es de 18 meses a contar desde el día de hoy.

La adquisición de las acciones, que tendrán que estar íntegramente desembolsadas, deberá permitir a la sociedad dotar la reserva prescrita por la norma 3ª del artículo 79 de la Ley de Sociedades Anónimas, sin disminuir el capital ni las reservas, legal o estatutariamente indisponibles.

Queda sin efecto la autorización para la adquisición derivativa de acciones propias que fue conferida al Consejo por acuerdo de la Junta General de la Sociedad, celebrada el día 23 de junio de 2004.

9. Reelegir como Auditor de Cuentas de la sociedad y de su Grupo Consolidado para el ejercicio 2006, a la firma DELOITTE, S.L., domiciliada en Madrid, Plaza Pablo Ruiz Picasso, nº 1. Inscrita en el Registro Mercantil de Madrid, al tomo 13.650, folio 188, sección 8ª, hoja M-54414, inscrita en el ROAC con el número S-0692 y provista de CIF B79104469.

10. Facultar a todos los componentes del Consejo de Administración de la Sociedad, en los más amplios términos, para que cualquiera de ellos, indistintamente, pueda a elevar a públicos los acuerdos adoptados en la junta general, con facultades para subsanar, rectificar o interpretar el texto de los mismos en función de la calificación verbal o escrita en el Registro Mercantil y a los solos efectos de su inscripción en el mismo. Dicha autorización comprende, asimismo, el otorgamiento de toda clase de documentos públicos o privados que se precisen para la ejecución, desarrollo y formalización de todos los acuerdos adoptados por la junta, sin limitación alguna.

11. A requerimiento del Consejo de Administración, y al amparo del artículo 114 de la Ley de Sociedades Anónimas, levantó acta de la Junta General el Notario de Barcelona D. José Javier Cuevas Castaño.

Madrid, 22 de junio de 2005.